UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2024

Commission file number: 001-38350

Lithium Americas (Argentina) Corp.

(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [ ] Form 40-F [X]

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, and 99.6 to this Form 6-K of Lithium Americas (Argentina) Corp. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333- 269649) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas (Argentina) Corp.
(Registrant)

By:	“Samuel Pigott”
Name:	Samuel Pigott
Title:	President and Chief Executive Officer

Dated: August 13, 2024

EXHIBIT INDEX

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2024

99.2	Management’s Discussion and Analysis for the six months ended June 30, 2024

99.3	CEO Certification

99.4	CFO Certification

99.5	News Release dated August 13, 2024

99.6	Consent of Ernest Burga